AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2010

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 25, 2011	February 25, 2011

Report of Independent Registered Chartered Accountants

To the Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of income, shareholders' equity and comprehensive income (loss) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
February 25, 2011
Vancouver, Canada

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2010 AND 2009
(Expressed in Canadian dollars)

	December 31, 2010	December 31, 2009
	$	$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	40,940,704	5,889,793
Accounts receivable	2,733,582	2,174,848
Other receivables (Note 5)	5,580,961	6,624,200
Inventories (Note 6)	8,604,399	3,812,460
Prepaid expenses and other (Note 7)	1,918,736	1,467,759
Future income tax (Note 15)	2,310,559	-
TOTAL CURRENT ASSETS	62,088,941	19,969,060

MINING INTERESTS AND PLANT AND EQUIPMENT (Note 8)
Producing properties	65,902,274	57,144,477
Exploration properties	113,931,240	109,255,696
Plant and equipment	75,902,712	60,388,530
	255,736,226	226,788,703
CORPORATE OFFICE EQUIPMENT (Note 8)	491,918	409,281
DEPOSITS ON LONG-TERM ASSETS	2,412,556	4,306,419
FUTURE INCOME TAX (Note 15)	738,379	-
TOTAL ASSETS	321,468,020	251,473,463

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	12,190,647	11,202,381
Unearned revenue on silver bullion sales	97,804	158,147
Current portion of capital lease obligations (Note 10)	1,239,939	2,139,352
Income and other taxes payable	437,674	117,844
Current portion of debt facilities (Note 9)	-	1,546,612
TOTAL CURRENT LIABILITIES	13,966,064	15,164,336

CAPITAL LEASE OBLIGATIONS (Note 10)	2,317,575	668,284
FUTURE INCOME TAXES (Note 15)	42,373,025	28,417,011
OTHER LONG TERM LIABILITIES (Note 8(b) and 11)	888,259	753,657
ASSET RETIREMENT OBLIGATIONS (Note 12)	6,104,302	4,336,088
LONG-TERM PORTION OF DEBT FACILITIES (Note 9)	-	3,213,487
TOTAL LIABILITIES	65,649,225	52,552,863

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 13(a))	265,504,530	244,241,006
SHARE CAPITAL TO BE ISSUED (Note 13(d))	274,075	276,495
CONTRIBUTED SURPLUS	27,952,397	27,808,671
ACCUMULATED OTHER COMPREHENSIVE LOSS	(40,850,494)	(40,238,914)
RETAINED EARNINGS (DEFICIT)	2,938,287	(33,166,658)
TOTAL SHAREHOLDERS' EQUITY	255,818,795	198,920,600
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	321,468,020	251,473,463

CONTINGENT LIABILITIES (Note 19)
COMMITMENTS (Note 20)

(signed) Keith Neumeyer	Director	(signed) Douglas Penrose	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Expressed in Canadian dollars, except share amounts)

	Year Ended December 31,
	2010	2009
	$	$

Revenues (Note 14)	120,765,361	59,510,669

Cost of sales	49,834,491	34,351,853
Depletion, depreciation and amortization	9,383,782	6,252,774
Accretion of reclamation obligation (Note 12)	375,672	445,090
Mine operating earnings	61,171,416	18,460,952

General and administrative	10,787,267	8,089,087
Stock-based compensation (Note 13(b))	4,548,633	3,302,780
Write-down of mineral properties (Note 8(f))	-	2,589,824
	15,335,900	13,981,691

Operating income	45,835,516	4,479,261

Interest and other expenses	(1,863,640)	(2,101,862)
Investment and other income	3,022,113	1,129,527
Impairment of marketable securities	-	(390,467)
Foreign exchange gain (loss)	18,030	(36,426)
Income before taxes	47,012,019	3,080,033

Income tax expense - current (Note 15)	448,027	85,786
Income tax expense (recovery) - future (Note 15)	10,459,047	(3,315,978)
	10,907,074	(3,230,192)

NET INCOME FOR THE YEAR	36,104,945	6,310,225

EARNINGS PER COMMON SHARE
BASIC	$0.39	$0.08
DILUTED	$0.37	$0.07

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	93,587,581	83,389,253
DILUTED	98,857,498	85,913,487

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive	Retained	Total
	Share Capital			Contributed	Loss	Earnings	AOCL
	Shares	Amount	To be issued	Surplus	("AOCL")	(Deficit)	and Deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825
Net income	-	-	-	-	-	6,310,225	6,310,225	6,310,225
Other comprehensive loss:
Translation adjustment	-	-	-	-	(17,411,904)	-	(17,411,904)	(17,411,904)
Impairment of marketable securities	-	-	-	-	390,467	-	390,467	390,467
Unrealized loss on marketable securities	-	-	-	-	(1,087)	-	(1,087)	(1,087)
Total comprehensive loss							(10,712,299)	(10,712,299)
Shares issued for:
Exercise of options	36,250	68,838	-	-	-	-	-	68,838
Exercise of warrants	50,000	165,000	-	-	-	-	-	165,000
Public offering, net of issue costs (Note 13(a)(i))	8,487,576	18,840,890	-	848,758	-	-	-	19,689,648
Private placements, net of issue costs (Note 13(a)(ii))	4,167,478	9,051,069	-	389,000	-	-	-	9,440,069
Debt settlements (Note 13(a)(iii))	1,191,852	2,741,260	-	-	-	-	-	2,741,260
Acquisition of Normabec (Note 18)	4,867,778	16,696,479	-	-	-	-	-	16,696,479
Stock option expense during the year	-	-	-	3,302,780	-	-	-	3,302,780
Transfer of contributed surplus upon exercise of stock options	-	29,125	-	(29,125)	-	-	-	-
Balance at December 31, 2009	92,648,744	244,241,006	276,495	27,808,671	(40,238,914)	(33,166,658)	(73,405,572)	198,920,600

Net income	-	-	-	-	-	36,104,945	36,104,945	36,104,945
Other comprehensive income:
Translation adjustment	-	-	-	-	(686,277)	-	(686,277)	(686,277)
Unrealized gain on marketable securities	-	-	-	-	74,697	-	74,697	74,697
Total comprehensive income							35,493,365	35,493,365
Shares issued for:
Exercise of options	3,573,125	11,295,994	-	-	-	-	-	11,295,994
Exercise of warrants	1,185,250	4,045,975	-	-	-	-	-	4,045,975
Acquisition of assets at Real de Catorce (Note 8(e))	152,798	1,514,228	-	-	-	-	-	1,514,228
Conversion of shares to be issued (Note 13(d))	500	2,420	(2,420)	-	-	-	-	-
Stock option expense during the year	-	-	-	4,548,633	-	-	-	4,548,633
Transfer of contributed surplus upon exercise of stock options and warrants	-	4,404,907	-	(4,404,907)	-	-	-	-
Balance at December 31, 2010	97,560,417	265,504,530	274,075	27,952,397	(40,850,494)	2,938,287	(37,912,207)	255,818,795

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Expressed in Canadian dollars)

	Year Ended December 31,
	2010	2009
	$	$
OPERATING ACTIVITIES
Net income for the year	36,104,945	6,310,225
Adjustment for items not affecting cash
Depletion, depreciation and amortization	9,383,782	6,252,774
Stock-based compensation	4,548,633	3,302,780
Accretion of reclamation obligation	375,672	445,090
Other income from derivative financial instruments	(3,007,199)	(1,002,780)
Future income tax provision (recovery)	10,459,047	(3,315,978)
Unrealized foreign exchange loss and other	489,228	566,553
Write-down of mineral properties	-	2,589,824
Write-down of marketable securities	-	390,467

Net change in non-cash working capital items
Decrease (increase) in accounts receivable and other receivables	484,505	(960,183)
Decrease (increase) in inventories	(4,791,939)	365,964
Decrease (increase) in prepaid expenses and other	(446,354)	(1,144,849)
Increase (decrease) in accounts payable and accrued liabilities	4,508,651	(5,813,014)
Increase (decrease) in unearned revenue	(60,343)	47,889
Increase (decrease) in income and other taxes payable	319,830	(89,190)
Decrease in vendor liability on mineral property	-	(1,242,543)

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	58,368,458	6,703,029

INVESTING ACTIVITIES
Additions to plant and equipment (net of accruals)	(18,573,718)	(19,861,580)
Expenditures on mineral property interests (net of accruals)	(15,766,402)	(14,025,158)
Realized gain on derivative financial instruments	3,007,199	1,002,780
Proceeds from sale of marketable securities	108,062	-
Increase of deposits on long-term assets	(2,412,556)	(2,508,617)
Investment in marketable securities	(25,000)	(300,000)
Net proceeds from pre-commercial operation	2,101,124	496,371
Acquisition of Normabec, less cash acquired	-	(531,419)
Decrease in silver futures contract deposits	-	352,383
Payment of restricted cash into trust account	-	(14,258,332)

CASH FLOWS USED IN INVESTING ACTIVITIES	(31,561,291)	(49,633,572)

FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs	-	29,129,717
Issuance of common shares on exercise of stock options and warrants	15,341,969	233,838
Payment of capital lease obligations	(2,172,366)	(2,708,513)
Proceeds from (repayment of) prepayment facility	(450,940)	415,632
Proceeds from (repayment of) debt facilities	(4,309,159)	4,309,159
Repayment of other long-term liabilities	(40,272)	-

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	8,369,232	31,379,833

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,176,399	(11,550,710)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(125,488)	16,380
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	5,889,793	17,424,123

CASH AND CASH EQUIVALENTS - END OF YEAR	40,940,704	5,889,793

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash	34,762,355	5,296,059
Short term deposits	6,178,349	593,734

	40,940,704	5,889,793

Interest paid	713,391	636,950
Income taxes paid	327,871	-

NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 21)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF BUSINESS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production and the development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and the shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant differences from accounting principles generally accepted in the United States (“US GAAP”) are discussed in Note 23.

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos de Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 17. Intercompany balances and transactions are eliminated on consolidation. The Company has determined that it has no variable interest entities.

Measurement Uncertainties

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, accounting for income tax provisions, stock-based compensation, the determination of the fair value of assets acquired in business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

Inventories

Finished product inventories of silver doré and silver, lead and zinc concentrates, and silver coins and bullion, as well as ore in process and stockpile (unprocessed ore) are valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal by-products. Materials and supplies are valued at the lower of cost and net replacement cost.

Notes Page 1

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

Mineral property costs and exploration, development and field support costs directly related to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred. Borrowing costs incurred that are attributable to acquiring or developing plant and equipment and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral property interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain or generate the necessary funds to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment at least annually, and when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value exceeds its fair value is charged to earnings.

Notes Page 2

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations and Reclamation Costs

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at their initial value and amortized over the mineral property’s useful life based on a units-of-production method.

Translation of Foreign Currencies

The functional currency of the Company, the parent entity, is the Canadian dollar. The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency translations are recorded in other comprehensive income.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation. Amortization of plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset, not exceeding the estimated life of mine. Amortization of construction in progress costs commence when the related asset is complete, ready for use, and utilized in commercial production.

Revenue Recognition

Revenue from the sale of silver, lead and zinc is recognized when title transfers to the customer (which generally occurs when the goods have been delivered to a contractually agreed location) when collection is reasonably assured, and when the price is reasonably determinable. Revenue is recorded in the statement of operations net of relevant smelting and refining treatment costs. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated weights and assays. Silver metal prices are established upon delivery and do not require settlement changes. By-product revenues are included as a component of net sales revenues.

When cash has been received from customers prior to shipping their ordered silver coins, ingots and bullion products, the amounts are recorded as unearned revenue until the products are shipped.

Notes Page 3

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method in which the assumed proceeds of dilutive convertible securities are used to purchase the Company’s common shares at their average market price for the period.

Stock-based Compensation

The Company uses the fair value method for recording compensation for all stock option awards made to directors, employees and non-employees. The stock-based compensation expense is determined as the fair value of the stock option at the date of grant and is calculated using the Black-Scholes Option Pricing Model. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is transferred to share capital. The effect of forfeitures of stock-based compensation is recorded as an adjustment to stock-based compensation expense in the period the option is forfeited.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company’s net investment in self-sustaining foreign operations.

Cumulative changes in OCI are included in accumulated other comprehensive loss (“AOCL”).

Financial Instruments – Recognition and Measurement and Hedges

Financial assets and liabilities, including derivatives, are recognized on the Company’s consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and, for loans and receivables, are amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the consolidated statements of income.

Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are presented in prepaid expenses and other assets in the Company’s consolidated balance sheet and measured at fair value with unrealized gains and losses recognized in OCI.

Notes Page 4

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Recognition and Measurement and Hedges (continued)

Other than temporary losses on available-for-sale, financial assets are recognized in the consolidated statements of income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

The Company may periodically use commodity contracts to manage exposure to fluctuations in commodity prices. Derivative financial instruments are recorded on the Company’s balance sheet at their fair values with changes in fair values recorded in the results of operations during the period in which the change occurred.

The Company has designated its financial assets and liabilities as follows:

º	Cash and cash equivalents	Held-for-trading
º	Marketable securities	Available-for-sale
º	Accounts receivable and other receivables	Loans and receivables
º	Derivative financial instruments	Held-for-trading
º	Accounts payable and accrued liabilities	Other financial liabilities
º	Debt facilities	Other financial liabilities

Changes in Accounting Policies

Business Combinations, Consolidations and Non-controlling Interests
The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards effective January 1, 2010 and they have not had a material impact on the Company.

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is January 1, 2011, and relates to interim and annual financial statements on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for all reporting periods beginning after January 1, 2010.

3. MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

Notes Page 5

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

3. MANAGEMENT OF CAPITAL RISK (continued)

The capital of the Company consists of debt facilities and shareholders’ equity, comprising issued capital, share capital to be issued, contributed surplus, retained earnings and accumulated other comprehensive loss, net of cash and cash equivalents as follows:

	December 31, 2010	December 31, 2009
	$	$
Shareholders' Equity	255,818,795	198,920,600
Debt facilities	-	4,760,099
	255,818,795	203,680,699
Less: cash and cash equivalents	(40,940,704)	(5,889,793)
	214,878,091	197,790,906

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months, provided there are no materially adverse developments with commodity prices during this period.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

As at December 31, 2010 and 2009, the carrying and fair values of our financial instruments by category are as follows:

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Financial assets
Held for trading
Cash and cash equivalents	40,940,704	40,940,704	5,889,793	5,889,793
Loans and receivables
Accounts and other receivables	8,314,543	8,314,543	8,799,048	8,799,048
Available for sale
Marketable securities	355,027	355,027	387,425	387,425
Total financial assets	49,610,274	49,610,274	15,076,266	15,076,266

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	12,190,647	12,190,647	11,202,381	11,202,381
Debt facilities	-	-	4,760,099	4,760,099
Total financial liabilities	12,190,647	12,190,647	15,962,480	15,962,480

Notes Page 6

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4. FINANCIAL INSTRUMENTS AND RISKS

Fair Value Hierarchy

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

		December 31, 2010
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets
Held for trading
Cash and cash equivalents	40,940,704	-	-	40,940,704
Available for sale
Marketable securities (1)	355,027	-	-	355,027

(1) Marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and its by-products primarily through two international organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $4.6 million as at December 31, 2010, a portion of which is past due. The Company is proceeding through a review process with Mexican tax authorities. However, the Company expects to fully recover these amounts and no allowance has been recorded.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and to support its expansion plans. As at December 31, 2010, the Company has no outstanding debt except for capital leases secured by purchased equipment.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

Notes Page 7

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Liquidity Risk (continued)

The Company’s liabilities have contractual maturities the carrying values of which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
	$	$	$	$	$
Office Lease	289,500	231,600	57,900	-	-
Capital Lease Obligations	3,557,514	1,239,939	1,637,223	680,352	-
Asset Retirement Obligations	6,104,302	-	-	-	6,104,302
Accounts Payable and Accrued Liabilities	12,190,647	12,190,647	-	-	-
Total Contractual Obligations	22,141,963	13,662,186	1,695,123	680,352	6,104,302

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, accounts payable and loans payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the US dollar, Mexican peso and the Canadian dollar is included in the table below.

	December 31, 2010
Balances in CAD$				Net assets	Effect of +/- 10%
	Cash and cash	Accounts and	Accounts and	(liabilities)	change in
	equivalents	other receivable	other payables	exposure	currency
	$	$	$	$	$
U.S. dollar	23,257,889	2,729,853	(2,391,757)	23,595,984	2,359,598
Mexican peso	53,940	5,494,096	(5,058,803)	489,233	54,359
	23,311,828	8,223,949	(7,450,561)	24,085,216	2,413,957

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold and lead, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales levels are directly dependent on commodity prices that have shown significant volatility and which are beyond the Company’s control. The Company uses derivative instruments to hedge its commodity price risk for a short term period, not exceeding one month of production. There were no derivatives outstanding as at December 31, 2010.

As at December 31, 2010, based on unsettled silver ounces sold by the Company that is subject to market price adjustments, a 10% increase or decrease of silver price at December 31, 2010 would result in an increase or decrease, respectively, of our accounts receivable and net revenue by $0.2 million.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Notes Page 8

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4. FINANCIAL INSTRUMENTS AND RISKS (continued)

Interest Rate Risk (continued)

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2010, with the exception of capital leases, which have fixed interest rates, the Company has no interest bearing financial liabilities.

Based on the Company’s interest rate exposure at December 31, 2010, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact in net earnings.

5. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	December 31, 2010	December 31, 2009
	$	$
Value added taxes recoverable	3,979,085	4,066,074
Other taxes and value added taxes on accounts payable	1,291,626	2,072,442
Loan receivable and other	310,250	485,684
	5,580,961	6,624,200

6. INVENTORIES

Inventories consist of the following:

	December 31, 2010	December 31, 2009
	$	$
Finished product - doré and concentrates	1,813,478	343,990
Ore in process	1,226,394	463,549
Stockpile	954,198	387,836
Materials and supplies	4,217,330	2,343,823
Silver coins and bullion including in process shipments	392,999	273,262
	8,604,399	3,812,460

The amount of inventory recognized as expense during the year is equivalent to the cost of sales for the year.

7. PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	December 31, 2010	December 31, 2009
	$	$
Prepayments to suppliers and contractors	1,328,646	865,298
Deposits	235,063	215,036
Marketable securities	355,027	387,425
	1,918,736	1,467,759

Notes Page 9

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8. MINING INTERESTS AND PLANT AND EQUIPMENT

Mining interests and plant and equipment, net of accumulated depreciation and depletion, are as follows:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Depletion and	Net Book		Depletion and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Mining interests	201,555,376	21,721,862	179,833,514	183,585,673	17,185,500	166,400,173
Plant and equipment	89,157,527	13,254,815	75,902,712	69,026,387	8,637,857	60,388,530
	290,712,903	34,976,677	255,736,226	252,612,060	25,823,357	226,788,703

A summary of the net book value of mining properties is as follows:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
		Depletion			Depletion
		and	Net Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	18,888,198	5,087,307	13,800,891	13,055,900	2,886,830	10,169,070
La Parrilla (b)	27,894,687	3,513,898	24,380,789	22,371,850	3,009,041	19,362,809
San Martin (c)	40,841,251	13,120,657	27,720,594	38,902,227	11,289,629	27,612,598
	87,624,136	21,721,862	65,902,274	74,329,977	17,185,500	57,144,477
Exploration properties
La Encantada (a)	3,049,450	-	3,049,450	2,467,451	-	2,467,451
La Parrilla (b)	7,851,668	-	7,851,668	7,625,168	-	7,625,168
San Martin (c)	67,825,354	-	67,825,354	65,931,244	-	65,931,244
Del Toro (d)	12,466,106	-	12,466,106	11,855,627	-	11,855,627
Real de Catorce (e)	22,738,662	-	22,738,662	21,376,206	-	21,376,206
	113,931,240	-	113,931,240	109,255,696	-	109,255,696
	201,555,376	21,721,862	179,833,514	183,585,673	17,185,500	166,400,173

Notes Page 10

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

A summary of plant and equipment is as follows:

	December 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	54,041,339	4,556,261	49,485,078	42,001,694	1,954,699	40,046,995
La Parrilla Silver Mine	22,275,429	5,298,865	16,976,564	17,228,300	3,792,818	13,435,482
San Martin Silver Mine	11,501,455	3,361,671	8,139,784	9,751,407	2,889,290	6,862,117
Real de Catorce Silver Project	1,339,304	38,018	1,301,286	44,986	1,050	43,936
Used in Mining Operations	89,157,527	13,254,815	75,902,712	69,026,387	8,637,857	60,388,530
Corporate office equipment	1,096,160	604,242	491,918	767,782	358,501	409,281
	90,253,687	13,859,057	76,394,630	69,794,169	8,996,358	60,797,811

Details of plant and equipment and corporate office equipment by specific assets are as follows:

	December 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	3,331,012	-	3,331,012	2,279,494	-	2,279,494
Automobile	734,870	238,871	495,999	401,056	204,920	196,136
Buildings	11,717,679	958,289	10,759,390	5,918,355	578,177	5,340,178
Machinery and equipment	67,669,464	11,410,207	56,259,257	26,154,678	7,311,470	18,843,208
Computer equipment	1,131,312	532,472	598,840	560,018	279,783	280,235
Office equipment	656,523	487,535	168,988	577,215	460,070	117,145
Leasehold improvements	332,483	231,683	100,800	320,304	161,938	158,366
Construction in progress (1)(2)	4,680,344	-	4,680,344	33,583,049	-	33,583,049
	90,253,687	13,859,057	76,394,630	69,794,169	8,996,358	60,797,811

(1)

Construction in progress includes $850,361 relating to La Encantada, $1,891,503 relating to La Parrilla and $1,938,480 relating to San Martin (December 31, 2009 - $31,283,949 relating to La Encantada, $535,604 relating to La Parrilla and $1,763,496 relating to San Martin).

(2)

On April 1, 2010, the La Encantada mill expansion project was commissioned. Prior to April 1, 2010, the net amount of revenues less production costs of $2,770,596 (December 31, 2009 - $496,371) in connection with the sale of 316,680 silver equivalent ounces (December 31, 2009 – 54,277 silver equivalent ounces) in the form of precipitates during the pre- operating period from November 19, 2009 to March 31, 2010 were offset to construction in progress.

(a) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 3,750 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant (currently in care-and-maintenance), an airstrip, and a village with 180 houses as well as administrative offices and infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings.

Notes Page 11

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(b) La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos mine and the Quebradillas mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: a 850 tonnes per day milling facility consisting of a 425 tpd cyanidation circuit and a 425 tpd flotation circuit, mining equipment, buildings and infrastructure related to the operation and mining concessions covering an area of 69,867 hectares. The Company owns 100% of the La Parrilla Silver Mine. In September 2010, the Company entered into an agreement to acquire an additional 15 hectares of surface rights at Quebradillas for total consideration of $348,710 (4.2 million Mexican pesos). At December 31, 2010, the Company had paid $75,194 (926,000 Mexican pesos). The remaining balance of $267,969 (3.3 million Mexican pesos) will be paid in 25 monthly instalments of $12,377 (150,000 Mexican pesos). The Company owns 45 hectares and leases an additional 69 hectares of surface rights. During 2010, the Company staked an additional 16,630 hectares of mining rights at Quebradillas, which created a 69,867 hectare contiguous block of mining rights surrounding the La Parrilla mining operations.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of US$2.5 million. The Company has an option to purchase the NSR at any time for an amount of US$2.0 million. For the year ended December 31, 2010, the Company paid royalties of $119,707 (US$116,208) (2009 - $154,585 or US$135,363). The sum of total royalties paid to date for the Quebradillas NSR is US$320,572 as at December 31, 2010.

(c) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The operation consists of a 900 tonne per day cyanidation mill, flotation circuit, mine buildings, administrative offices and all related infrastructure. The mine is comprised of approximately 7,841 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the mill is located. The Company owns 100% of the San Martin Silver Mine. The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In January 2011, the Company entered into a letter of intent to grant an option to acquire up to 90% interest in the Jalisco Group of Properties. See Note 22(a) for details.

(d) Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims and 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consists of two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the Del Toro Silver Mine.

In July 2008, the Company acquired 46 hectares of mining rights (“Fatima”) for US$387,500 in option payments due between 2008 and 2010. During 2010, the Company completed the acquisition by paying the remaining US$225,000 in option payments.

(e) Real de Catorce Silver Project, San Luis Potosi State

The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. The Company owns 100% of the Real de Catorce Silver Project.

Notes Page 12

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8. MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

 (e) Real de Catorce Silver Project, San Luis Potosi State (continued)

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for US$3.0 million. Consideration for the purchase consisted of a cash payment of US$1.05 million and US$1.5 million in shares of the Company in November 2010, and US$0.45 million which was paid by January 31, 2011 and was included in accrued liabilities at December 31, 2010.

(f) Cuitaboca Silver Project, Sinaloa State

During the year ended December 31, 2009, management elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the historical investment totalling $2,589,824 was written off in 2009.

9. DEBT FACILITIES

(a) Pre-Payment Facility

In August 2009, the Company entered into an agreement for a six-month pre-payment advance on the sale of lead concentrate. US$1.5 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. During 2010, the pre-payment facility was fully repaid. As at December 31, 2010, the balance owing on the pre-payment facility was $nil (2009 - $450,940).

(b) FIFOMI Loan Facilities

In October 2009, the Company entered into an agreement with the Mexican Mining Development Trust -Fideicomiso de Fomento Minero (FIFOMI) for two loan facilities, a capital asset loan and a working capital loan, totalling $4.3 million (53.8 million Mexican pesos). Funds from these loans were used for the completion of the 3,500 tonnes per day cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $3.7 million (47.1 million Mexican pesos), had interest at the Mexican interbank rate (4.5%) plus 7.51% per annum and was repayable over a 60-month period. The working capital loan, for up to $0.6 million (6.7 million Mexican pesos), had interest at the Mexican interbank rate plus 7.31% per annum and was a 90-day revolving loan. The loans were secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

During the year ended December 31, 2010, the Company repaid the FIFOMI loan facilities. At December 31, 2010, the balance owing was $nil (2009 - $4,309,159). The early repayment has released the Company’s security and all guarantees relating to the FIFOMI loans.

10. CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company completed lease financings for $14.1 million (US$11.2 million) of mining equipment. The Company paid 50% prior to the arrival of the equipment, and financed the remaining 50% in quarterly payments over a period of 24 months at 9% interest over the term of the lease. In March 2009, the Company refinanced the balance of $3.6 million (US$2.9 million) to be paid over 24 monthly payments commencing in February 2009 and to be completed by January 2011 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the Company.

Notes Page 13

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

10. CAPITAL LEASE OBLIGATIONS (continued)

In January 2009, the Company completed additional lease financing arrangements for plant equipment, committing the Company to payments of $2.6 million (US$2.0 million) over a period of 36 months with monthly payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances, plus an additional 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

During 2010, the Company entered into various lease financing arrangements for $3.7 million (US$3.7 million) of mining equipment. The Company paid 15% prior to delivery of the equipment, and financed the remaining 85% over a period of 48 months at an interest rate of 7.9% . The leases are secured by guarantees from the Company.

The following is a schedule of future minimum lease payments under the capital leases as at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
	$	$
2010 Gross lease payments	-	2,235,960
2011 Gross lease payments	1,400,895	684,364
2012 Gross lease payments	1,048,062	139,309
2013 Gross lease payments	915,083	-
2014 Gross lease payments	709,881	-
	4,073,921	3,059,633
Less: interest	(516,407)	(251,997)
Total payments, net of interest	3,557,514	2,807,636
Less: current portion	(1,239,939)	(2,139,352)
Capital lease obligation - long-term portion	2,317,575	668,284

11. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability accrued at December 31, 2010 including interest and penalties amounts to $767,766 (2009-$753,657).

12. ASSET RETIREMENT OBLIGATIONS

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009
	$	$
Balance, beginning of the year	4,336,088	5,304,369
Effect of change in estimates	1,387,413	(877,834)
Interest accretion	375,672	445,090
Effect of translation of foreign currencies	5,129	(535,537)
Balance, end of the year	6,104,302	4,336,088

Notes Page 14

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

12. ASSET RETIREMENT OBLIGATIONS (continued)

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	December 31, 2010	December 31, 2009
	Date	$	$
La Encantada Silver Mine	2017	2,233,125	1,815,518
La Parrilla Silver Mine	2018	1,675,646	998,293
San Martin Silver Mine	2019	1,725,450	1,522,277
Real de Catorce Project	2028	470,081	-
		6,104,302	4,336,088

During the year ended December 31, 2010, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $7.8 million (2009 - $6.1 million), which has been discounted using a credit adjusted risk free rate of 8.5% (2009 - 8.5%), of which $2.1 million (2009 -$1.7 million) of the reclamation obligation relates to the La Parrilla Silver Mine, $2.2 million (2009 - $2.0 million) of the obligation relates to the San Martin Silver Mine, $2.7 million (2009 - $2.5 million) relates to the La Encantada Silver Mine and $0.8 million (2009 - $nil) relates to the Real de Catorce Project. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

13. SHARE CAPITAL

(a) Authorized – unlimited number of common shares without par value

Issued	Year Ended December 31, 2010		Year Ended December 31, 2009
	Shares	$	Shares	$
Balance - beginning of the year	92,648,744	244,241,006	73,847,810	196,648,345
Issued during the year
For cash:
Exercise of options	3,573,125	11,295,994	36,250	68,838
Exercise of warrants	1,185,250	4,045,975	50,000	165,000
Public offering of units (i)	-	-	8,487,576	18,840,890
Private placements (ii)	-	-	4,167,478	9,051,069
For debt settlements (iii)	-	-	1,191,852	2,741,260
For Normabec acquisition (iv)	-	-	4,867,778	16,696,479
For acquisition of assets at Real de Catorce (Note 8(e))	152,798	1,514,228	-	-
For conversion of shares to be issued	500	2,420	-	-
Transfer of contributed surplus for stock options and warrants exercised	-	4,404,907	-	29,125
Balance - end of the year	97,560,417	265,504,530	92,648,744	244,241,006

(i)

In March 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $3.50 expiring on March 5, 2011.

Notes Page 15

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(a) Authorized – unlimited number of common shares without par value (continued)

(ii)

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders’ fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

(iii)	In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

(iv)	On November 13, 2009, the Company issued 4,867,778 common shares at a value of $3.43 per share in connection with the acquisition of Normabec (see Note 18).

(b) Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the years ended December 31, 2010 and 2009 are as follows:

	Year Ended December 31, 2010		Year Ended December 31, 2009

		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Shares	($)	Number of Shares	($)
Balance, beginning of the year	8,603,750	3.50	6,862,500	3.84
Granted	2,003,000	10.03	2,842,500	2.88
Exercised	(3,573,125)	3.16	(36,250)	1.90
Expired	(568,750)	4.63	(1,065,000)	4.11
Balance, end of the year	6,464,875	5.61	8,603,750	3.50

Notes Page 16

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(b) Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2010:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
4.02	30,000	30,000	May 15, 2011
4.30	200,000	200,000	June 19, 2011
4.67	50,000	50,000	July 4, 2011
4.15	220,000	220,000	July 28, 2011
3.62	190,000	190,000	August 28, 2011
4.32	140,000	140,000	December 6, 2011
4.41	300,000	300,000	December 22, 2011
5.00	140,000	140,000	February 7, 2012
2.03	542,500	542,500	May 7, 2012
2.62	27,500	12,500	September 16, 2012
2.96	12,500	6,250	October 28, 2012
4.34	925,000	925,000	December 5, 2012
3.52	455,000	320,000	December 7, 2012
3.70	456,250	328,750	December 15, 2012
3.56	200,000	100,000	February 2, 2013
3.15	12,500	-	March 19, 2013
3.98	90,000	45,000	May 13, 2013
3.74	75,000	25,000	May 15, 2013
3.94	10,000	5,000	June 3, 2013
4.47	50,000	25,000	June 28, 2013
4.04	100,000	25,000	August 9, 2013
3.62	100,000	100,000	August 28, 2013
12.44	993,000	248,250	December 15, 2013
2.03	358,125	358,125	May 7, 2014
2.32	12,500	12,500	June 15, 2014
3.70	325,000	237,500	December 15, 2014
12.44	450,000	112,500	December 15, 2015
Total	6,464,875	4,698,875
Weighted average exercise price	$5.61	$4.32

During the year ended December 31, 2010, the Company granted stock options to directors, officers and employees to purchase 2,003,000 (2009 - 2,842,500) shares of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, the fair value of stock options granted during the year was $8,400,000 (2009 - $3,991,000), of which $2,603,046 (2009 -$1,455,279) was expensed in the current year and the remaining balance will be amortized over the remaining vesting period of the stock options.

Notes Page 17

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(b) Stock Options (continued)

The weighted average fair value of each stock options granted during the year was $4.19 (2009 - $1.41) . Fair value of stock options is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009
Risk-free interest rate	1.6%	1.1%
Estimated volatility	72.4%	83.7%
Expected life	2.1 years	2.2 years
Expected dividend yield	0%	0%

The Black-Scholes option pricing model requires the use of the above noted estimates and assumptions including the expected volatility of share prices. Changes in these underlying assumptions can materially affect the fair value estimates, therefore, the Black-Scholes model does not necessarily provide an accurate measure of the ongoing actual fair value of the Company’s stock options.

(c) Share Purchase Warrants

The changes in share purchase warrants for the years ended December 31, 2010 and 2009 are as follows:

	Year Ended December 31, 2010		Year Ended December 31, 2009
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Shares	($)	Number of Shares	($)
Balance, beginning of the year	11,357,465	5.04	5,078,791	6.99
Issued (i)(ii)(iii)(iv)	-	-	6,638,492	3.66
Exercised	(1,185,250)	3.41	(50,000)	3.30
Cancelled or expired	(5,029,938)	7.06	(309,818)	7.69
Balance, end of the year	5,142,277	3.44	11,357,465	5.04

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years and expected dividend yield of 0%) and $848,758 was credited to contributed surplus.

(ii)

On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $328,047 was credited to contributed surplus.

Notes Page 18

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

13. SHARE CAPITAL (continued)

(c) Share Purchase Warrants (continued)

(iii)

On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years and expected dividend yield of 0%) and $60,953 was credited to contributed surplus.

(iv)

On November 13, 2009, the Company issued 118,527 warrants exercisable at a price of $9.11 per share expiring on December 13, 2009 and 142,438 warrants exercisable at a price of $9.11 per share expiring on January 2, 2010 in connection with the acquisition of Normabec (see Note 18). The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.26%, volatility of 67%, expected life of 0.1 years and expected dividend yield of 0%). Value of these warrants was nominal and no value was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at December 31, 2010:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
3.50	3,570,538	March 5, 2011
3.30	1,300,000	August 20, 2011
3.30	271,739	September 16, 2011
	5,142,277

(d) Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin Mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At December 31, 2010, the prior shareholders of First Silver had yet to exchange the remaining 113,254 (2009 -114,254) shares of First Silver, exchangeable for 56,627 (2009 - 57,127) shares of First Majestic resulting in a remaining value of shares to be issued of $274,075 (2009 - $276,495).

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 will cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 19

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

14. REVENUE

Details of the components of revenue are as follows:

	Year Ended December 31,
	2010	2009
	$	$
Combined revenue - silver doré bars, concentrates, and bullion	138,189,740	76,596,113
Less: intercompany eliminations	(6,016,853)	(5,070,039)
Consolidated gross revenue	132,172,887	71,526,074
Less: refining, smelting, net of intercompany eliminations	(7,620,841)	(9,310,475)
Less: metal deductions, net of intercompany eliminations	(3,786,685)	(2,704,930)
Net revenue	120,765,361	59,510,669

The La Encantada mill expansion project achieved commercial stage of production on April 1, 2010. Sales incurred during the pre-operating period were recorded as a reduction of capital costs and are excluded from sales revenue. As a result, sales of $4,718,618 (2009 - $944,468) in connection with the sale of 262,403 (2009 - 54,277) silver equivalent ounces of precipitates during the year have been excluded from the above net revenue table.

15. INCOME TAXES

The reconciliation of the income tax provision computed at substantively enacted statutory rates to the reported income tax provision is as follows:

	December 31, 2010	December 31, 2009
	$	$
Combined federal and provincial income tax rate	28.50%	30.00%

Income tax expense (benefit) computed at Canadian statutory rates	13,398,425	924,010
Non-deductible expenses	2,101,782	424,678
Impact of change in tax rates on future income taxes	809,851	(836,147)
Difference between statutory and actual tax rates	773,876	(241,100)
Foreign exchange	(1,235,887)	(2,409,644)
Change in valuation allowance	(5,869,351)	(1,493,871)
Other	928,378	401,882
Income tax expense (recovery) for the year	10,907,074	(3,230,192)

Notes Page 20

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

15. INCOME TAXES (continued)

Significant components of the Company's future tax assets and liabilities, after applying substantively enacted corporate income tax rates, are as follows:

	December 31, 2010	December 31, 2009
	$	$
Future income tax assets
Net tax losses carried forward	11,451,103	19,453,298
Other assets/liabilities	2,365,209	3,235,061
Share issue costs	963,116	1,707,129
Capital losses	71,011	530,986
Valuation allowance	(501,428)	(6,175,094)
Net future income tax assets	14,349,011	18,751,380
Future income tax liabilities
Excess of carrying value of mineral property assets over tax value	(53,673,098)	(47,168,391)
Future income tax liabilities, net	(39,324,087)	(28,417,011)
Future income tax asset - current	2,310,559	-
Future income tax asset - long term	738,379	-
Future income tax liability - long term	(42,373,025)	(28,417,011)
Future income tax liabilities, net	(39,324,087)	(28,417,011)

At December 31, 2010, the Company has non-capital losses available for tax purposes for which no valuation allowance was recorded, consisting of:

	Amount	Expiry
	$
Canada	7,392,848	2026 - 2027
Mexico	30,291,726	2016 - 2020

The Company has capital losses available for deduction against future capital gains of $0.5 million (2009 -$4.1 million) that may be available for tax purposes in Canada. These capital losses may be carried forward indefinitely. Management believes that uncertainty exists regarding the realization of certain future tax assets and therefore a valuation allowance has been recorded.

16. SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

Notes Page 21

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

16. SEGMENTED INFORMATION (continued)

These reportable operating segments are summarized in the table below:

	Year Ended December 31, 2010
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	24,626,577	31,650,272	63,223,142	6,661,640	(5,396,270)	120,765,361
Cost of sales	12,621,429	12,514,539	23,780,542	5,749,646	(4,831,666)	49,834,491
Mine operating earnings (loss)	9,202,897	16,504,128	35,117,002	911,994	(564,604)	61,171,416
Net income (loss)	5,296,440	3,959,434	20,244,019	911,994	5,693,059	36,104,945
Capital expenditures	5,966,865	11,395,805	17,753,392	-	4,101,044	39,217,106
Total assets	108,690,238	70,693,429	78,652,217	393,973	63,038,163	321,468,020

	Year ended December 31, 2009

					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	20,122,274	22,377,951	16,789,464	5,132,099	(4,911,119)	59,510,669
Cost of sales	11,592,357	11,923,081	10,523,284	4,860,844	(4,547,713)	34,351,853
Mine operating earnings (loss)	6,436,510	7,527,047	4,589,546	271,255	(363,406)	18,460,952
Net income (loss)	810,562	5,134,646	1,824,558	271,255	(1,730,796)	6,310,225
Capital expenditures	3,256,314	6,688,038	28,672,840	-	180,088	38,797,280
Total assets	103,851,426	60,345,275	62,556,787	651,642	24,068,333	251,473,463

17. VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53,365,519. The purchase price was payable to the shareholder of First Silver (the “Majority Shareholder”) in three instalments. The first instalment of $26,682,759, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $13,341,380 was paid on May 30, 2007. The final 25% instalment of $13,341,380 was due on May 30, 2008, and interest on the outstanding vendor balance amounting to $14,258,332 was paid into a trust account of the Company and First Silver against the Majority Shareholder pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Majority Shareholder (the “Defendant”) who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

On March 14, 2008, the Defendant filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the agreement between the Company and the Defendant under which the Company acquired the Defendant’s shares (approximately 24,649,200 shares) in First Silver. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,881,912.

Notes Page 22

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

17. VENDOR LIABILITY AND INTEREST (continued)

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14,881,912. The Company agreed to pay $14,258,332 into the Defendant’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. The trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on April 17, 2012. The Consent Order does not affect the standing of the Company’s claims for relief against the Defendant in the Action. These funds would only become accessible to the Company in the event of a favourable outcome to the litigation.

18. ACQUISITION OF NORMABEC MINING RESOURCES LTD.

On November 13, 2009, the Company completed a plan of arrangement (the “Arrangement”) to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”). Normabec’s primary asset is the Real de Catorce Project located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico.

Concurrent with the completion of the Arrangement, the non-Mexican assets of Normabec were divested to a newly formed entity Brionor Resources Inc. (“Brionor”). Holders of Normabec shares received 0.060425 First Majestic shares and 0.25 Brionor shares for each Normabec common share.

The Company also purchased, via private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of $300,000, representing a price per share of approximately $0.1418. These shares represented 9.9% of the total issued and outstanding shares of Brionor upon completion of the transaction at November 13, 2009. Brionor is a public company listed on the TSX Venture Exchange.

The acquisition of Normabec has been accounted for as an asset acquisition, with First Majestic identified as the acquirer, and with First Majestic recording the acquisition at its estimated fair value at the date of acquisition.

The allocation of the purchase price to the assets acquired and liabilities assumed on November 13, 2009 was as follows:

Consideration:
Arrangement shares (4,652,778 at $3.43)	$15,959,029
Settlement of liabilities with cash and shares ($196,762 in cash and 215,000 shares at $3.43)	934,212
Other costs incurred relating to the acquisition of Normabec	504,297
$17,397,538
Allocation of purchase price:
Net working capital	$154,914
Investments	38,513
Property, plant and equipment	44,986
Mining rights	21,215,673
Future income taxes	(4,056,548)
$17,397,538

19. CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Notes Page 23

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

20. COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 8(b), in connection with the acquisition of its mineral property interests.

The Company has office lease and annual operating costs commitments as follows:

Year	$
2011	231,600
2012	57,900
Total	289,500

The Company is committed to making severance payments in the amount of approximately $2.5 million (2009 -$1.9 million), subject to certain adjustments, to four officers in the event of a change of control of the Company.

21. NON-CASH FINANCING AND INVESTING ACTIVITIES

	Year Ended December 31,
	2010	2009
	$	$

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Issuance of shares for acquisition of assets of the Real de Catorce project	1,514,228	16,696,479
Assets acquired by capital lease	3,146,633	2,259,380
Transfer of contributed surplus upon exercise of stock options and warrants	4,404,907	29,125
Conversion of shares to be issued to common shares outstanding	2,420	-
Fair value of warrants issued	-	1,237,758
Issuance of shares for debt settlement	-	2,741,260

22. SUBSEQUENT EVENTS

Subsequent to December 31, 2010:

(a)

In January 2011, the Company entered into a Letter of Intent whereby the Company has agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in the Jalisco State, Mexico. Upon execution of a definitive agreement, expected to take place within 90 days, the optionee will be required to issue 10 million shares of common stock to the Company and spend $3 million over the first 3 years to earn a 50% interest and $5 million over 5 years to earn a 70% interest. In order to obtain a 90% interest, the optionee is required to complete a bankable feasibility study within 7 years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

(b)	From January 1, 2011 to February 25, 2011, 389,325 options and 1,989,300 warrants were exercised for gross proceeds of $8,191,259.

Notes Page 24

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("US GAAP").

Consolidated Statements of Income

The reconciliation between Canadian GAAP and US GAAP of the net income is as follows:

	Year Ended December 31,
	2010	2009

NET INCOME UNDER CANADIAN GAAP	$36,104,945	$6,310,225
Adjusted for:
Write-off of exploration expenditures (a)	(2,295,116)	(3,165,664)
Pre-operating income (b)	1,415,482	297,344
Depletion expense (c)	(4,600,018)	(2,177,516)
Future income tax recovery (d)	1,478,026	1,435,089
NET INCOME UNDER US GAAP	$32,103,319	$2,699,478

EARNINGS PER SHARE UNDER US GAAP
Basic	$0.34	$0.03
Diluted	$0.32	$0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic	93,587,581	83,389,253
Diluted	98,857,498	85,913,487

Comprehensive Income (Loss)

Comprehensive income (loss) under US GAAP is as follows:

	Year Ended December 31,
	2010	2009

NET INCOME UNDER US GAAP	$32,101,319	$2,699,478

Other comprehensive loss under Canadian GAAP:	$(611,580)	$(17,022,524)
Adjusted for:
Translation adjustment (e)	(344,567)	4,028,278
	(956,147)	(12,994,246)
COMPREHENSIVE INCOME (LOSS) UNDER US GAAP	$31,145,172	$(10,294,768)

Notes Page 25

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Balance Sheets

The reconciliation between Canadian GAAP and US GAAP of the total assets, total liabilities and total shareholders’ equity is as follows:

	December 31, 2010	December 31, 2009

TOTAL ASSETS UNDER CANADIAN GAAP	$321,468,020	$251,473,463
Adjustment to:
Mining interests, plant and equipment related to:
Exploration expenditures (a)	(41,437,142)	(38,797,459)
Pre-operating income (b)	1,710,826	297,344
Depletion expense (c)	(6,992,329)	(2,392,311)
TOTAL ASSETS UNDER US GAAP	$274,749,375	$210,581,037

TOTAL LIABILITIES UNDER CANADIAN GAAP	$65,649,225	$52,552,863
Adjustment to future tax liabilities (d)	(14,383,370)	(12,905,344)
TOTAL LIABILITIES UNDER US GAAP	$51,265,855	$39,647,519

SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	$255,818,795	$198,920,600
Cumulative mining interests adjustment (a)	(46,211,180)	(43,916,064)
Cumulative adjustment for pre-operating income (b)	1,710,826	297,344
Cumulative adjustment to depletion (c)	(6,992,329)	(2,392,311)
Cumulative adjustment to future income taxes (d)	14,383,370	12,905,344
Cumulative adjustment to accumulated other comprehensive loss (e)	4,774,038	5,118,605
SHAREHOLDERS' EQUITY UNDER US GAAP	223,483,520	170,933,518
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	$274,749,375	$210,581,037

The components of shareholders' equity under US GAAP would be as follows:

	December 31, 2010	December 31, 2009

Share capital	$265,504,530	$244,241,006
Share capital to be issued	274,075	276,495
Contributed surplus	27,952,397	27,808,671
Accumulated other comprehensive loss	(36,076,456)	(35,120,309)
Deficit	(34,171,026)	(66,272,345)
Total shareholders' equity	$223,483,520	$170,933,518

Notes Page 26

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Statements of Cash Flows

The reconciliation between Canadian GAAP and US GAAP of the statements of cash flows is as follows:

	Year Ended December 31,
	2010	2009
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$58,368,458	$6,703,029
Adjustment for:
Exploration expenditures (a)	(2,295,116)	(3,165,664)
Pre-operating income (b)	2,477,213	416,887
OPERATING ACTIVITIES UNDER US GAAP	58,550,555	3,954,252

INVESTING ACTIVITIES UNDER CANADIAN GAAP	(31,561,291)	(49,633,572)
Adjustment for:
Exploration expenditures (a)	2,295,116	3,165,664
Pre-operating income (b)	(2,477,213)	(416,887)
Change in restricted cash (g)	-	13,940,237
INVESTING ACTIVITIES UNDER US GAAP	(31,743,388)	(32,944,558)

FINANCING ACTIVITIES UNDER CANADIAN GAAP AND US GAAP	8,369,232	31,379,833

INCREASE IN CASH AND CASH EQUIVALENTS	35,176,399	2,389,527
EFFECT OF EXCHANGE RATE ON CASH HELD IN FOREIGN CURRENCY	(125,488)	16,380
OPENING CASH AND CASH EQUIVALENTS - US GAAP	5,889,793	3,483,886
CLOSING CASH AND CASH EQUIVALENTS - US GAAP	$40,940,704	$5,889,793

(a)	Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mining interests can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes, the Company has expensed exploration expenditures in the period incurred.

(b)	Revenues and expenditures during the pre-operating period

For Canadian GAAP purposes, the La Encantada Mill Expansion Project had not achieved a commercial stage of production until April 1, 2010 and therefore the net amount of revenues less production costs in connection with the sale of 261,957 (2009 - 54,277) silver equivalent ounces of precipitates during the pre-operating period were recorded to construction in progress. Under US GAAP, the production stage is deemed to begin when saleable minerals are extracted from an ore body, regardless of the level of production. The earlier commencement of commercial production under US GAAP for the year ended December 31, 2010 results in an increase in income of $1,415,482 (2009 - $297,344) with a corresponding increase to construction in progress.

Notes Page 27

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Depletion expense

The adjustment to depletion expense is comprised of the following:

(i) Depletion expense under Canadian GAAP is higher than under US GAAP, as a result of differences in the carrying amounts of mining interests under Canadian GAAP and US GAAP as described in Note 23(a).

(ii) The earlier commencement of commercial production under US GAAP as described in Note 23(b) results in an increase in depletion expense under US GAAP.

(iii)

For Canadian GAAP purposes, acquisition, development and deferred exploration costs related to mining interests are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production. The estimated economic life of the ore body for certain mining properties includes a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves. Under US GAAP, in accordance with the United States Securities and Exchange Commission Industry Guide 7, the base used for the depletion calculation is limited to proven and probable reserves resulting in higher depletion expense.

(d)	Income taxes

The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.

(e)	Cumulative translation adjustment

The cumulative translation adjustment recorded as a component of accumulated other comprehensive income under Canadian GAAP is lower than under US GAAP, as a result of differences in the carrying amounts of mining interests under Canadian and US GAAP.

(f)	Income taxes related to uncertain income tax positions

US GAAP prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain income tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Canadian GAAP has no similar requirements related to the measurement of uncertain income tax positions. The Company identified no measurement differences related to uncertain tax positions.

The following additional disclosures relating to income taxes are required under US GAAP:

Tax years subject to examination by jurisdiction are:
Canada	2003 – 2010
Mexico	2004 – 2010

Notes Page 28

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

23. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Restricted cash

For US GAAP purposes, restricted cash has been excluded from cash and cash equivalents for the periods presented and the change in restricted cash for the period has been classified as investing activities.

Notes Page 29